Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199561

Prospectus Supplement

To Prospectus, dated October 23, 2014

WEC Energy Group, Inc.

Corporate Name Change

Effective on June 29, 2015, Wisconsin Energy Corporation amended its Restated Articles of Incorporation to change its name to WEC Energy Group, Inc. As a result, the company’s Stock Plus Investment Plan is now the WEC Energy Group, Inc. Stock Plus Investment Plan. The company also has adopted a new primary website for its corporate communications. Please refer to the new site at www.wecenergygroup.com. The company’s common stock will continue to trade under the ticker symbol “WEC”. All references in the Stock Plus Investment Plan prospectus to the company are modified to refer to WEC Energy Group, Inc. All references to the company’s website are modified to refer to www.wecenergygroup.com.

Please note that the rights of shareholders holding certificated shares under currently outstanding stock certificates and the number of shares represented by those certificates will remain unchanged. The name change will not affect the validity or transferability of any currently outstanding stock certificates nor will it be necessary for shareholders with certificated shares to surrender or exchange any stock certificates they currently hold as a result of the name change. Uncertificated shares currently held in direct registration accounts and any new stock certificates that are issued after the name change becomes effective will bear the name “WEC Energy Group, Inc.” The terms and conditions of the plan similarly will not be affected by the corporate name change or the change in the primary website.

July 1, 2015

PROSPECTUS

Wisconsin Energy Corporation

Stock Plus Investment Plan

Wisconsin Energy Corporation is pleased to offer you the opportunity to participate in the Stock Plus Investment Plan (“Stock Plus”), a convenient and low cost stock purchase and dividend reinvestment plan available to new investors for making initial investments in Wisconsin Energy common stock and to current stockholders for increasing their holdings of Wisconsin Energy common stock.

The plan offers:

•                  a simple, cost-efficient method for purchasing Wisconsin Energy common stock;

•                  a convenient way to increase your ownership over time by reinvesting dividends;

•                  the opportunity to buy additional shares through optional cash investments;

•                  a way to make automatic monthly investments electronically;

•                  safekeeping of stock certificates;

•                  low cost sale of plan shares; and

•                  easy account access.

All of your investment is used to purchase both whole and partial shares. There are no fees for purchases. You do not have to be a current Wisconsin Energy stockholder to begin to participate.

This prospectus relates to 4,000,000 shares of Wisconsin Energy common stock, par value $.01 per share, to be offered for purchase under the plan registered by our registration statement that became effective October 23, 2014. Wisconsin Energy common stock is listed under the trading symbol “WEC” on the New York Stock Exchange.

See “Risk Factors” on page 3 for certain risks to consider before participating in Stock Plus or before purchasing shares of Wisconsin Energy common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The principal executive offices of Wisconsin Energy are located at 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201, and our telephone number is (414) 221-2345.

You should read this prospectus carefully and retain it for future reference.

The date of this prospectus is October 23, 2014.

The section of this prospectus titled “Information About Stock Plus” sets forth the terms and conditions of the plan, as amended, presented in question-and-answer format. Please read this prospectus, including Appendix A, carefully and keep it and any account statements for future reference. If you have any questions about Stock Plus, please call the plan administrator, Computershare Trust Company, N.A., at (800) 558-9663. Service representatives are available from 7:00 a.m. to 7:00 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

The administrator will purchase shares of Wisconsin Energy common stock for the plan either in the open market or directly from Wisconsin Energy, as we determine from time to time. Your purchase price for shares purchased under the plan will be the average price paid by the administrator for all shares purchased for all investors with respect to the relevant investment date.

This prospectus is not an offer to sell securities, nor is it an offer to buy securities, in any state or country where the offer or sale is not permitted.

We have not authorized any person to give you any information that is different from, or in addition to, that contained or incorporated by reference in this prospectus.  If given any such information, you should not rely on it.

To the extent required by applicable law in any jurisdiction, shares offered through Stock Plus are offered only through a registered broker-dealer in that jurisdiction.

You should not assume that the information in this prospectus is accurate as of any time subsequent to the date of this prospectus.

STOCK PLUS INVESTMENT PLAN

PROSPECTUS SUMMARY

Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus for more details before you decide to participate in Stock Plus or invest in shares of Wisconsin Energy common stock.

Enrollment: Upon meeting the enrollment requirements, you may enroll in the plan online through Investor Centre at www.computershare.com/investor or by using an enrollment form that can be obtained by calling the plan administrator at (800) 558-9663.

Dividends: You have the option of receiving or reinvesting all of the dividends on the shares in your plan account or registered in your name. You also have the option of reinvesting a portion of the dividends on the shares in your plan account or registered in your name (between 10% and 100%, in increments of 10%). Any uninvested dividends will be sent to you by check.

Optional Cash Investments: You can invest additional funds in the plan by sending a check to the plan administrator or electing to have funds automatically withdrawn from your qualified bank account every month. The minimum investment amount per single investment and the maximum investment amount per calendar year are set forth in Appendix A. If an account deposit for an optional cash investment is returned unpaid or your bank account from which funds are automatically withdrawn does not have sufficient funds for the authorized monthly deduction, the investment will be considered “void” and any shares credited to your account in anticipation of receiving the payment will be sold to cover in full the transaction cost and service charge. Additional shares may be sold from your account as may be necessary to recover in full any uncollected balance.

Fees: As the plan is currently administered, you will not incur any brokerage commissions, service charges or other direct expenses in connection with the purchase of plan shares. For each sale of whole shares from your plan account, you will be charged a processing fee and a service charge, as set forth in Appendix A.

Book-Entry Shares: Your shares will be held for your benefit by the plan administrator in “book-entry” form. You may request that a stock certificate for some or all of your whole shares be issued to you without withdrawing from the plan, or upon withdrawal from the plan. You may send any Wisconsin Energy stock certificates you currently hold to the plan administrator for safekeeping and credit to your plan account.

Loan Collateral: Shares held in your plan account cannot be used as collateral for a loan. If you wish to use the shares as collateral, you must request the plan administrator to issue you a stock certificate for the shares in your name.

Sale of Plan Shares: You may request the plan administrator to sell all or a portion of the shares in your account. The plan administrator will arrange to sell your shares on the open market through a registered securities broker-dealer within five days of receiving your request. The plan administrator will determine the net proceeds to be paid to you approximately three business days after the sale and send you a check shortly thereafter, less a processing fee, expenses of sale (including any service charge) and any applicable transfer tax.

Gifts or Transfer of Shares: You may transfer some or all of your plan shares to new or existing shareholders.

Changing or Terminating Plan Participation: You may withdraw or sell a portion of your shares in the plan (without terminating participation) or terminate participation by using the stub on your account statement, writing a letter, calling the plan administrator or visiting the plan administrator’s web site.

Account Statement: You will receive an account activity statement after each investment or other transaction. In addition, you will receive the same communications sent to all other stockholders, such as annual reports and proxy statements. You will also receive any Internal Revenue Service forms that may be required for income tax purposes.

Administrator: The plan administrator is Computershare Trust Company, N.A. Certain administrative support services to the plan administration will be performed by its affiliate, Computershare, Inc. The plan administrator can be contacted as follows:

•	Internet:	www.computershare.com/investor

•	Mail:	Wisconsin Energy Corporation
c/o Computershare
P.O. Box 30170
College Station, TX 77842-3170

•	Telephone:	(800) 558-9663

Plan Termination: Wisconsin Energy may amend, modify, suspend or terminate the plan at any time, including the period between a record date and a dividend payment date. As appropriate, participants will receive notice of any material amendment or modification, or of any suspension or termination.

Use of Proceeds: Wisconsin Energy does not receive any proceeds from shares acquired by the plan administrator in the open market. To the extent that shares for the plan are purchased from Wisconsin Energy, we expect to use the net proceeds from these purchases for general corporate purposes.

RISK FACTORS

Investing in the securities of Wisconsin Energy involves risk. Please see the “Risk Factors” described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, along with the disclosure related to risk factors contained in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, financial results and the value of our securities. We may update the risks we are facing in future filings we make under the Securities and Exchange Act of 1934, which future reports are incorporated by reference into this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We have included or may include statements in this prospectus (including documents incorporated by reference) that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance may be forward-looking statements. Also, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goals,” “guidance,” “intends,” “may,” “objectives,” “plans,” “possible,” “potential,” “projects,” “seeks,” “should,” “targets,” “will” or similar terms or variations of these terms.

We caution you that any forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in the forward-looking statements.

In addition to the assumptions and other factors referred to specifically in connection with those statements, factors that could cause our actual results to differ materially from those contemplated in the forward-looking statements include, but are not limited to: unusual weather conditions; catastrophic weather-related or terrorism-related damage; availability of electric generating facilities; unanticipated changes in purchased power costs; unanticipated changes in coal or natural gas prices and supply and transportation availability; the ability to recover fuel and purchased power costs; nonperformance by purchased power or natural gas suppliers under existing contracts; environmental incidents; key personnel changes; inflation rates; the economic climate in the our service territories; customer growth and declines; customer business conditions, including demand for their products and services; energy conservation efforts; continued adoption of distributed generation by our electric customers, and our ability to design and implement an appropriate rate structure to mitigate these impacts; timing, resolution and impact of pending and future rate cases and other regulatory decisions; construction risks; continued mitigation of the impact of Michigan electric customers switching to an alternative electric supplier; increased competition in our electric and gas markets; expected timing and likelihood of completion of the proposed acquisition of Integrys Energy Group, Inc.; changes in the interpretation or enforcement of permit conditions by permitting agencies; restrictions imposed by financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances; equity and bond market fluctuations and events in the global credit markets that may affect the availability and cost of capital; the impact of recent and future federal, state and local legislative and regulatory changes; current and future litigation, regulatory investigations, proceedings or inquiries, Federal Energy Regulatory Commission matters, and Internal Revenue Service audits and other tax matters; the investment performance of our pension and other post-retirement benefit trusts; the financial performance of the American Transmission Company; and other factors described under the heading “Factors Affecting Results, Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations and under the headings “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” contained in our Form 10-K for the year ended December 31, 2013 and in subsequent reports filed with the Securities and Exchange Commission (“SEC”). Any forward-looking statement speaks only as of the date on which that statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made.

THE COMPANY

Wisconsin Energy Corporation was incorporated in the State of Wisconsin in 1981 and became a diversified holding company in 1986. We conduct our operations primarily in two reportable segments: a utility energy segment and a non-utility energy segment. Our primary subsidiaries are Wisconsin Electric Power Company (“Wisconsin Electric”), Wisconsin Gas LLC (“Wisconsin Gas”) and W.E. Power, LLC (“We Power”).

Utility Energy Segment: Our utility energy segment consists of Wisconsin Electric, which serves electric customers in Wisconsin and the Upper Peninsula of Michigan, gas customers in Wisconsin and steam customers in metropolitan Milwaukee, Wisconsin; and Wisconsin Gas, which serves gas customers in Wisconsin. Wisconsin Electric and Wisconsin Gas operate under the trade name of “We Energies.”

Non-Utility Energy Segment: Our non-utility energy segment consists primarily of We Power. We Power was formed in 2001 to design, construct, own and lease to Wisconsin Electric the generating capacity included in our Power the Future (“PTF”) strategy.  See Item 1. Business Strategy and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2013 Annual Report on Form 10-K for more information on PTF.

On June 22, 2014, Wisconsin Energy and Integrys Energy Group, Inc. (“Integrys”) entered into an agreement and plan of merger under which Wisconsin Energy will acquire Integrys. Integrys’ shareholders will receive 1.128 shares of Wisconsin Energy common stock and $18.58 in cash per Integrys share of common stock, with the total consideration valued at approximately $5.8 billion, based on the closing price of our common stock on June 20, 2014, the last trading day before the public announcement of the merger. The cash consideration will be financed through the issuance of approximately $1.5 billion of debt at the holding company level. The combined company will be named WEC Energy Group, Inc.

The transaction is subject to several conditions, including, among others, approval of the shareholders of both Wisconsin Energy and Integrys, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the receipt of approvals from various government agencies, including the Federal Energy Regulatory Commission, Federal Communications Commission, Public Service Commission of Wisconsin, Illinois Commerce Commission, Michigan Public Service Commission and Minnesota Public Utilities Commission. We anticipate the transaction closing in the second half of 2015.

Our headquarters are at 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201, and our telephone number is (414) 221-2345. Stockholders may call the plan administrator at (800) 558-9663 to speak with a service representative about their account.

INFORMATION ABOUT STOCK PLUS

The following questions and answers explain and constitute the Stock Plus plan.

1. What is the Stock Plus Investment Plan?

The plan is a convenient and cost-effective stock purchase plan available to new investors for making an initial investment in Wisconsin Energy common stock and to existing investors for increasing their holdings of Wisconsin Energy common stock by reinvesting dividends or making optional cash investments from time to time.

2. Who is eligible to participate in Stock Plus?

Any person or entity, whether or not a current registered stockholder of Wisconsin Energy, is eligible to participate in the plan by meeting the enrollment requirements. Holders of Wisconsin Electric preferred stock may also participate in the plan, including having their cash dividends on Wisconsin Electric preferred stock reinvested in shares of Wisconsin Energy common stock. Persons or entities that reside outside the U.S. may participate if their participation does not violate local laws or regulations applicable to Wisconsin Energy or the participant or that would affect the terms of the plan. We reserve the right to terminate the participation of any participant if we deem it advisable. All investments must be submitted in U.S. funds and drawn on a U.S. bank.

3. How do I enroll in the plan?

You may join the plan by enrolling online via Investor Centre at www.computershare.com/investor. Alternatively, an enrollment form must be completed and returned to the plan administrator. If you do not currently hold Wisconsin Energy common stock, include your initial investment (in U.S. funds) in the form of a check. An enrollment form may be obtained by calling the plan administrator at (800) 558-9663.

If your shares of Wisconsin Energy common stock are registered in the name of a bank, broker or other nominee, you may enroll in the plan under the same terms as a new investor, or arrange for the registered holder to register at least one share directly in your name in order to reinvest dividends or make optional cash investments.

4. What are my investment options?

Your participation options are as follows. You may make optional cash investments from time to time under any of the other investment options.

Full Dividend Reinvestment. If you select this option, all dividends on shares registered in your name or held in your plan account will be applied toward the purchase of more shares of Wisconsin Energy common stock.

Partial Dividend Reinvestment. Under this option, you may elect to reinvest between 10% and 100% of the dividends on shares registered in your name or held in your plan account, in increments of 10%. You may not specify a dollar amount to be invested. Any uninvested dividends will be sent to you in the form of a check.

Optional Cash Investments Only. By electing this option, dividends will be paid to you in cash, but you may make optional cash investments from time to time, up to the maximum specified in Appendix A, to purchase additional shares of Wisconsin Energy common stock.

Automatic Investment Option. This election may be used in combination with any of the investment options. Under this option, you may deduct payments from your checking or savings account automatically once each month by electronic means for investment in the plan as optional cash investments. You must allow 30 days to initiate this feature or to make any changes in the amount to be invested or bank account from which the funds are withdrawn.

If no option is specified on the enrollment form, Full Dividend Reinvestment will apply. You can change your investment election by either submitting a new enrollment form or by calling the plan administrator at (800) 558-9663.

See Appendix A for investment minimums and maximums applicable to optional cash investments made through the automatic investment option or otherwise. See Question 5 for further information about optional cash investments.

5. How do I make optional cash investments? How much can I invest?

You may make optional cash investments by the following means:

Investment by Check. You may make optional cash investments in Wisconsin Energy common stock by sending to the plan administrator a check for the purchase of additional shares. The check must be made payable to Computershare/Wisconsin Energy in U.S. dollars and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that they can provide you with a certified check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. The plan administrator will not accept third party checks, money orders or traveler’s checks. All checks should be sent to the plan administrator at the address listed on the tear-off form attached to each statement you receive, or if making an investment when enrolling, should be sent with the enrollment form.

Automatic Investment Option. As an alternative to sending checks for optional cash investments, you may elect to have funds automatically withdrawn every month from your checking or savings account at a qualified financial institution. You may elect the automatic cash withdrawal option by simply logging into your account online or by completing the appropriate sections on the Direct Debit Authorization form, signing it and submitting it to the plan administrator. You may change the amount of money authorized for withdrawal or terminate an automatic monthly withdrawal of funds by notifying the plan administrator in writing or over the internet. To be effective, the new automatic investment option form must be received by the plan administrator not less than 30 days before the effective date of the withdrawal. It is your responsibility to immediately notify the administrator of any changes in bank account or other information as it relates to your automatic investment option authorization. You may call (800) 558-9663 and request a new Direct Debit Authorization form.

Minimum and Maximum Amounts for Optional Cash Investments. See Appendix A for the minimum and maximum permitted amounts for voluntary cash investments.

Payments with Insufficient Funds. There is a service charge, as listed in Appendix A, imposed for any check or other deposit for an optional cash investment returned unpaid. If the deposit is returned, or the bank account designated under the Automatic Investment Option does not have sufficient funds for the authorized monthly deduction, the investment will be considered “void” and any shares credited to your account in anticipation of receiving the payment will be sold to cover the transaction cost and the service charge. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts, additional shares as may be necessary to recover in full the uncollected balance may be sold from your account.

6. What is the source of the Wisconsin Energy stock offered under the plan?

The administrator will purchase shares of Wisconsin Energy common stock for the plan in the open market or, if we so determine, the administrator will purchase original issue shares or treasury shares from Wisconsin Energy. We will decide whether shares are to be purchased from Wisconsin Energy or in the open market based on Wisconsin Energy’s need for common equity and any other factors we consider to be relevant from time to time. Any determination we make to alter the manner in which shares will be purchased for the plan, and implementation of any such change, will comply with applicable SEC regulations and interpretations then in effect. At this time, we do not anticipate that we will instruct the plan administrator to purchase original issue or treasury shares.

All dividend funds to be reinvested and optional cash payments from all participants in the plan are commingled to purchase shares.

Open market purchases will be made on the New York Stock Exchange or any other securities exchange where Wisconsin Energy common stock may be traded, in the over-the-counter market or by negotiated transactions. The plan administrator makes all decisions as to price, delivery and any other matters related to purchases in the open market.

Original issue shares or treasury shares will be purchased directly from Wisconsin Energy.

You should be aware that the share price may fluctuate between the time your purchase instruction is received by the plan administrator and the time the purchase is made.

7. When are shares purchased under the plan?

Optional Cash Investments. Purchases for optional cash investments are made twice each month, beginning on the first and the fifteenth day of each month, or the next business day if the first or the fifteenth falls on a weekend or holiday. Depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be made over more than one day. Your cash investment must reach the plan administrator at least one business day before an investment date. If your investment is received too late to be invested on a particular investment date, it will be held until the next investment date, without interest. You may cancel your investment up to two business days before an investment date by calling the plan administrator. After that time, the administrator may, at its own discretion, accept requests to revoke purchase instructions.

Automatic Investment Option. If you participate in the automatic investment option, your investment will be deducted from your bank account on the 25th day of the month, or if such date is not a business day, on the preceding business day, and invested on the first business day of the following month, or the next business day if the first business day of the month falls on a weekend or holiday.

Dividend Reinvestments. Dividends reinvested under the plan are invested on the dividend payment dates, generally March 1, June 1, September 1 and December 1, or the first business day following a payment date.

All funds to be invested on each investment date, whether through reinvested dividends or optional cash investments (including optional cash investments through the automatic investment option), will be aggregated to purchase Wisconsin Energy shares for that investment date and all investors will be charged the same purchase price per share. When purchasing shares on the open market, the plan administrator, at its discretion, may purchase the shares over a period of several days in order to minimize price fluctuations.

The administrator will make every effort to invest funds in common stock as soon as practicable on or after each investment date. In the event that any portion of any cash dividends or initial or optional cash investments paid to the administrator under the plan is not invested within 30 days after the dividend payment date or within 35 days after receipt of cash investments, that portion will be returned to the participants affected without interest.

Upon notification by Wisconsin Energy of a pending dividend payment date, the administrator may, at its discretion, purchase common stock beginning three business days in advance of the dividend payment date.

8. Are there fees associated with participation?

As the plan is currently administered, you will not incur any brokerage commissions, service charges or other direct expenses in connection with purchases of Wisconsin Energy common stock for your account under the plan. We will pay these expenses, as well as all costs of administering the plan. However, the Internal Revenue Service considers the brokerage commissions paid by Wisconsin Energy to be additional dividend income to you. This will be reflected on your annual Form 1099 statement.

For each sale of whole shares from your plan account, you will be charged a processing fee and a service charge, as set forth in Appendix A, which will be deducted from the proceeds of the sale. The administrator will aggregate sales from various participants, when possible, so that participants may benefit from any lower brokerage commissions applicable to larger volume sales.

9. How is my purchase price determined?

All funds to be invested on each investment date will be aggregated, each investor will be charged the same purchase price, and shares purchased under the plan are currently purchased in the open market, but could be original issue shares or treasury shares purchased directly from Wisconsin Energy.

Share purchases in the open market may be made on any stock exchange where Wisconsin Energy common stock is traded, in the over-the-counter market, or by negotiated transactions on such terms as the plan administrator may reasonably determine. Neither Wisconsin Energy nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased by the plan administrator. If shares are purchased on the open market, each investor’s purchase price will be the average price paid for all shares purchased by the plan administrator for all investors for the particular investment date.

If shares are purchased directly from us, your price is the average of the high and low sales prices as reported on the New York Stock Exchange consolidated reporting system for the investment date.

10. How many shares of Wisconsin Energy stock will be purchased for my account?

The number of whole shares and any fractional share credited to your plan account will be based on the amount you invest divided by the purchase price of the shares. This applies to shares purchased with either optional cash investments or reinvested dividends. Future dividends will be calculated on your total holdings of both whole and fractional shares of Wisconsin Energy common stock.

11. Will I receive any confirmation of the purchase?

You will receive an account statement which will show details of the investment, including investment date, investment amount, shares purchased, purchase price and ending account balance. The statement will also reflect the cost basis of any shares acquired after January 1, 2011, and should be retained for tax purposes. Please retain these statements to assist you in establishing the tax basis of your stock. The statement also includes a stub which you may use for future optional cash investments or to sell or withdraw shares. Statements are mailed within five business days after an investment.

12. Will I receive stock certificates? Can I deposit stock certificates I currently hold for safekeeping?

Book-Entry Shares; Certificates Upon Request. Your shares will be held for your benefit by the plan administrator in “book-entry” form. You may request that a stock certificate for some or all of your whole shares be issued to you without withdrawing from the plan, or upon withdrawal from the plan. You may make such a request by:

•                  using the tear-off form attached to the account statement;

•                  calling the plan administrator at (800) 558-9663;

•                  writing to the plan administrator at the address listed in Question 18; and

•                  via the Internet at www.computershare.com/investor.

Certificates are normally issued to participants within five business days after receipt of the request. Holding your plan shares in the form of a stock certificate does not affect your dividend option. For example, if you elected to participate under the Full Dividend Reinvestment option, dividends on all shares will continue to be reinvested. No certificates will be issued for fractional shares of common stock. Instead, fractional shares will be sold and you will receive the net proceeds from the sale of your fractional share upon complete withdrawal from the plan.

Safekeeping of Stock Certificates. If you wish, you may send any Wisconsin Energy stock certificates you currently hold to the plan administrator for safekeeping. This is also referred to as a custodial service. Your certificated shares of Wisconsin Energy stock will be credited to your plan account and reflected in your account statement. Safekeeping is beneficial to you because you no longer bear the risk and cost associated with loss, theft or destruction of stock certificates.

If you elect this optional service, please use registered or insured mail to send your stock certificates to the plan administrator at the following address: Computershare, 211 Quality Circle, Suite 210, College Station, TX 77845. You must include written instructions indicating that these shares are to be placed in your plan account. Do not endorse the stock certificates. You bear the risk of loss in transit, and we urge you to use a delivery system with a tracking mechanism to protect your investment.

13. Can shares of Wisconsin Energy stock held in my plan account be used as collateral for a loan?

You may not use shares of Wisconsin Energy stock held in your plan account as collateral for a loan. If you wish to use the shares as collateral, you must request the plan administrator to issue you a stock certificate for the shares in your name. Stock certificates for a fractional share will not be issued under any circumstances.

14. How can I sell my shares held in the plan?

You may request the plan administrator to sell all or a portion of the shares in your Stock Plus account. This may be done by completing the stub to your account statement, sending a letter, calling the plan administrator, or via the Internet. The plan administrator will combine your shares with other shares to be sold and arrange to sell them on the open market through a registered securities broker-dealer within five business days of receiving your request. The plan administrator will compute the value of any fractional share based on the price at which the whole shares were sold.

The plan administrator may, under certain circumstances, require a transaction request to be submitted in writing.

Sale Orders via Internet. Access your account via the Internet at www.computershare.com/investor.

Sale Orders via Stockholder Hotline. Call (800) 558-9663 and follow the instructions provided.

Sale Orders via Mail. Complete and sign the tear-off portion of your account statement and mail the instructions to the plan administrator or send a letter with your account number and instructions to the plan administrator (see Question 18, “Who is the plan administrator and how do I contact them?”).

The plan administrator will determine the net proceeds to be paid to you approximately three business days after the sale and send you a check shortly thereafter. Processing fees and other expenses of the sale, including any service charge, and any transfer tax, if applicable, will be deducted from the sale proceeds. Please see Appendix A for charges that apply.

If your participation option includes dividend reinvestment and you request that all of your shares be sold and your request is received after the record date for a dividend payment, your shares will be sold, but any dividend payable on those shares will be reinvested pursuant to the terms of the plan.

The price of Wisconsin Energy’s common stock may rise or fall during the period between requesting a sale and the actual sale. Instructions to the plan administrator to sell shares are binding and may not be revoked.

As noted above, if you are selling your plan shares of Wisconsin Energy common stock, you should be aware that prices for Wisconsin Energy stock may fall during the period between your request for sale, its receipt by the plan administrator, and the ultimate sale of your shares on the open market. This risk is borne solely by you and should be carefully evaluated.

The plan administrator is not a broker and, therefore, cannot accept your instructions to sell on a particular day or at a specific price. The plan is designed for the long-term investor and does not afford you the same flexibility as an account with a stockbroker in this respect. If you prefer to have control over the exact price and timing of your sale, you will need to request a stock certificate from the plan administrator for the number of whole shares you wish to sell and conduct that transaction through your stockbroker. Once you have the stock certificate in your possession, you can sell the Wisconsin Energy stock represented thereby through a broker at a price and on the date you select. The plan administrator will mail your certificate to you by insured, first-class mail within five business days of your request. If you choose to sell through a broker after obtaining your stock certificate, all brokerage fees are your responsibility.

15. Can I transfer shares that I hold in the plan to someone else?

Yes, you may transfer ownership of some or all of your shares held through Stock Plus. Call the plan administrator for complete transfer instructions. Please visit the Computershare Transfer Wizard at www.computershare.com/transferwizard. The Transfer Wizard will guide you through the transfer process, assist you in completing the transfer form, and identify other necessary documentation you may need to provide.

You may transfer shares to new or existing Wisconsin Energy stockholders. However, a new Stock Plus account will not be opened for a transferee as a result of a transfer of less than one full share. If you open a new Stock Plus account for a transferee, you must include an enrollment form with the gift/transfer instructions.

16. I’ve just moved. How can I request a change of address or update other personal data?

It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please write or call the plan administrator or visit the plan administrator’s web site. If you are an electric service or gas customer of one of Wisconsin Energy’s subsidiaries, changing your billing address is not sufficient to change your stockholder account address.

17. How do I change or terminate my participation in the plan?

You may withdraw or sell a portion of your shares in the plan without terminating participation. To change your method of participation, or to terminate participation, you may use the stub on your account statement, write a letter to the plan administrator, call the plan administrator, or visit the plan administrator’s web site. You may request a stock certificate for the shares held in the plan or request that the shares be sold.

If your participation option includes dividend reinvestment and you request that all of your shares be sold and your request is received after the record date for a dividend payment, your shares will be sold, but any dividend payable on those shares will be reinvested pursuant to the terms of the plan.

18. Who is the plan administrator and how do I contact them?

The plan administrator is Computershare Trust Company, N.A. You may contact them as follows:

•                  Visit www.computershare.com/investor, where you can view share balances, market value, tax documents and account statements, request electronic delivery of documents, review answers to frequently asked questions and perform many transactions.

•                  Write to:

Wisconsin Energy Corporation

c/o Computershare

P.O. Box 30170

College Station, TX 77842-3170

•                  Call the plan administrator at (800) 558-9663. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, 7 days a week.

You may use the tear-off portion of your account statement and mail it to the plan administrator at the address above for sales, liquidations, share deposits and withdrawals.

19. What reports will I receive?

You will receive easy-to-read statements of your account activity after each investment or other transaction. You should retain these statements in your records. In addition, you will receive the same communications sent to all other holders of Wisconsin Energy common stock, such as annual reports and proxy statements. You will also receive any Internal Revenue Service forms that may be required for income tax purposes.

You can choose to receive your statements and other information electronically by signing up for electronic communications. This provides for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor Centre at www.computershare.com/investor where step-by-step instructions will prompt you through enrollment.

20. What if Wisconsin Energy issues a stock dividend or declares a stock split?

Your plan account will be credited with the appropriate number of shares of Wisconsin Energy common stock on the payment date. If you prefer to receive a stock certificate, you may do so by notifying the plan administrator after the payment date.

A stock dividend payable in other than Wisconsin Energy common stock will be paid to you and not credited to your plan account.

21. How do I vote my Stock Plus shares at stockholders’ meetings?

Shares of Wisconsin Energy common stock held for you by the plan administrator will be voted as you direct. If you hold shares in Stock Plus on the record date for any Wisconsin Energy annual or special meeting of stockholders, you will receive proxy materials, including a proxy card which you may use to vote all shares held in your Stock Plus account and any shares for which you hold a stock certificate.

You may vote your shares by mail, telephone or on the Internet as directed in the proxy statement or on the proxy card. If you do not return your proxy card, or vote by telephone or Internet, none of your shares will be voted.

22. Can the plan be changed or discontinued?

Wisconsin Energy may amend, modify, suspend or terminate the plan at any time, including the period between a record date and a dividend payment date. As appropriate, participants will receive notice of any material amendment or modification, or of any suspension or termination.

Upon termination of the plan, you will be mailed any optional cash investments received and not invested, a stock certificate for whole shares credited to your plan account and a check for any fractional share. However, if Wisconsin Energy terminates the plan to establish a new plan, you will automatically be enrolled in the successor plan, and shares of Wisconsin Energy stock credited to your plan account will automatically be transferred to the successor plan.

The plan administrator may terminate your Stock Plus account if you do not maintain at least one whole share in your account. In the event your Stock Plus account is terminated for this reason, a check for the cash value of the fractional share will be sent to you and your account will be closed.

23. Who interprets the plan?

Wisconsin Energy will determine any question of interpretation arising under the plan, and our determination will be final. Wisconsin Energy and/or the plan administrator may adopt rules or practices to facilitate the administration of the plan.

24. What law governs the plan?

The terms and conditions of the plan and its operations will be governed by the laws of the State of Wisconsin.

25. What are the responsibilities of Wisconsin Energy and the plan administrator under Stock Plus?

Neither Wisconsin Energy nor the plan administrator will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim or liability:

•                  with respect to the prices at which shares of Wisconsin Energy stock are purchased or sold for your plan account and the times when such purchases or sales are made;

•                 for any fluctuation in the market value after purchases or sales of shares of Wisconsin Energy stock; or

•                  for continuation of your plan participation until the plan administrator receives written notice of your death accompanied by your estate’s request to discontinue participation.

Wisconsin Energy and the plan administrator provide no advice and make no recommendation with respect to your purchases and sales of Wisconsin Energy stock. Your decision to purchase or sell Wisconsin Energy stock must be made by you based upon your own research and judgment.

You should recognize that neither Wisconsin Energy nor the plan administrator can assure you of a profit or protect you against a loss on shares purchased through the plan.

FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE PLAN

Wisconsin Energy believes that the following is an accurate summary of the principal U.S. federal income tax consequences if you are a U.S. resident participating in the plan:

•                  Your dividends reinvested under the plan are treated for U.S. federal income tax purposes as taxable income received by you on the dividend payment date even though the dividends are used to purchase additional shares. Brokerage commissions paid by Wisconsin Energy on share purchases under the plan are treated as additional dividend income to you. You will receive an annual statement (Form 1099-DIV) from the plan administrator reflecting your reinvested dividend income and any income from trading fees or commissions paid by Wisconsin Energy on your behalf.

•                  Your holding period for shares acquired pursuant to the plan will begin on the day after shares are allocated to your account.

•                  The tax basis of shares purchased on the open market through the plan will be the amount you paid for the shares through the reinvestment of dividends or by optional cash investments plus the amount of brokerage commission paid by Wisconsin Energy that is attributable to those shares. The tax basis of shares purchased directly from Wisconsin Energy will be the amount you paid for the shares through the reinvestment of dividends or by optional cash investments. You should retain your account statements in your records so that you are able to determine the tax basis for shares purchased under the plan.

•                  Upon a sale of either a portion or all of your shares purchased through the plan, you will realize a gain or loss based on the difference between the net sale proceeds you receive and your tax basis in the shares sold, including any fractional share.

The plan administrator will provide you with Internal Revenue Service Form W-9 for you to provide your taxpayer identification number (“TIN”) to the plan administrator so that your stock sales proceeds and dividends reinvested for you will not be subject to back-up withholding tax of 28%. If you fail to provide a TIN, the plan administrator must withhold tax from the amount of any dividends paid on your shares of Wisconsin Energy stock and from any proceeds arising from the sale of your Wisconsin Energy stock held in your plan account. Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities (each a “Foreign Plan Participant”) may avoid backup withholding by either providing the plan administrator with their TIN or by completing Internal Revenue Service Form W-8, “Certificate of Foreign Status.”

If you do not reside in the United States, income tax consequences may vary from jurisdiction to jurisdiction. If you are a Foreign Plan Participant whose dividends are subject to U.S. income tax withholding, the appropriate amount will be withheld. Any balance of your earned dividend after applicable tax withholding will be used to purchase additional shares.

Under current U.S. federal income tax law the maximum rate of U.S. federal income tax imposed on most dividends received by individuals (known as “Qualified Dividends”) is reduced from the higher marginal income tax rates to 20% (15% or 0% for individuals in the lower tax brackets) (the “Reduced Rate”). In order to be eligible for the Reduced Rate, an individual shareholder must own our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A special loss rule applies if you receive an “extraordinary dividend” with respect to our stock which is entitled to the Reduced Rate. If you receive, with respect to any share of Wisconsin Energy stock, Qualified Dividend income from one or more dividends which are extraordinary dividends (a dividend which equals or exceeds 10% of your tax basis in that share of stock), any loss on the subsequent sale or exchange of that share will, to the extent of such dividends, be treated as long-term capital loss. Further, dividends entitled to the Reduced Rate are not treated as “investment income” under section 163(d) of the Internal Revenue Code, which allows a non-corporate taxpayer to deduct investment interest expense to the extent of his or her investment income. Dividends on our shares, however, will be treated as investment income if you elect not to report the income as a Qualified Dividend. The top individual tax rate on adjusted net capital gains associated with sales and exchanges of capital assets is 20% (10% for individuals in the lower tax brackets). You should consult your tax advisor regarding the specific tax consequences to you from the receipt of dividends or sales proceeds with respect to your stock in the plan.

The above is only a brief summary based upon current tax law and regulations, which are subject to change from time to time, possibly with retroactive effect, and does not reflect every possible situation that could result from your participation in the plan. The above rules may not apply to certain participants in the plan, such as tax-exempt entities and foreign stockholders. You are urged to consult your own tax advisor to determine the particular federal, state and local tax consequences which may result from your participation in the plan and the subsequent disposition of shares of Wisconsin Energy common stock purchased within the plan. This summary is not binding on the Internal Revenue Service and no ruling has been or will be sought from the IRS regarding the tax consequences of participation in the plan.

IMPORTANT CONSIDERATIONS

The purpose of the plan is to provide a useful service for Wisconsin Energy stockholders. We are not recommending that you buy or sell Wisconsin Energy stock. You should use the plan only after you have independently researched your investment decision.

The value of Wisconsin Energy stock may go up or down from time to time. Plan accounts are not insured by the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation or anyone else.

The plan does not have any effect on the dividend policy of Wisconsin Energy, which is subject to the discretion of Wisconsin Energy’s board of directors. There can be no assurance as to the declaration of future dividends, or the rate at which dividends may be paid, since they necessarily depend upon Wisconsin Energy’s future earnings, financial requirements and other factors.

USE OF PROCEEDS

We do not receive any proceeds from shares acquired by the administrator in the open market. If the plan administrator begins purchasing shares for the plan directly from Wisconsin Energy, we expect to use the net proceeds we receive from these purchases for general corporate purposes.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and through our own web site at www.wisconsinenergy.com.. Other information on our web site is not incorporated by reference in this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling (800) SEC-0330.

The SEC allows us to “incorporate by reference” the information we file with them, which means we are assumed to have disclosed important information to you when we refer you to documents that are on file with the SEC. The information we have incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering or we sell all of the securities covered by this prospectus.

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

•                  Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014 and June 30, 2014.

•                  Current Reports on Form 8-K filed on May 7, 2014, June 2, 2014, June 23, 2014, June 23, 2014, June 25, 2014, October 6, 2014 and October 16, 2014.

•                  The description of Wisconsin Energy’s common stock contained in its Current Report on Form 8-K, filed on September 1, 1999 (which updates and supersedes the description in Wisconsin Energy’s Registration

Statement on Form 8-B dated January 7, 1987, as previously updated), including any amendment or report filed for the purpose of updating such description.

No information furnished under Items 2.02 or 7.01 of any current report on Form 8-K will be incorporated by reference in this prospectus unless specifically stated otherwise.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents at no cost by writing or telephoning:

Wisconsin Energy Corporation
Stockholder Services
231 West Michigan Street
P.O. Box 1331
Milwaukee, Wisconsin 53201-1331
Telephone: (800) 881-5882

LEGAL MATTERS

Joshua M. Erickson, Counsel of Wisconsin Electric, a subsidiary of Wisconsin Energy, has passed upon the legality of the shares of Wisconsin Energy common stock that may be issued under the plan. Mr. Erickson is a full-time employee of Wisconsin Electric and beneficially owns, or has options to acquire, shares of Wisconsin Energy common stock.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Wisconsin Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Wisconsin Energy Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

APPENDIX A

FEE SCHEDULE

Minimum and Maximum Investment Amounts
Initial Enrollment in Plan—new investors	$250
Additional Investments—optional payments	$25 per investment
Additional Investments—Automatic Monthly Investments	$25 per month
Maximum Investments	$10,000 per transaction; $100,000 per calendar year
Number of Automatic Monthly Investments in lieu of Minimum Initial Enrollment Amount	Not applicable

Participant Fees	Service Charge	Processing Fee
One-time account setup fee	$0
Reinvestment of dividends	$0
Optional cash investments	$0
Automatic Monthly Investments (electronic debits)	$0
Issuance of stock certificates	$0
Safekeeping of stock certificates	$0
Sale of Plan Shares	$15	$0.05 per share(1)
Returned Funds (Insufficient funds or closed bank accounts)	$20
Replacement statements (more than 2 years old)	$20

(1) All per share processing fees include any brokerage commissions that the plan administrator is required to pay.

The company reserves the right to change minimum or maximum investment amounts or to add or modify fees upon proper notice to plan participants.

A-1